

October 20, 2020

Stephen Orr
Executive Chairman and Chief Executive Officer
Sunshine Silver Mining & Refining Corporation
1660 Lincoln Street
Suite 2750
Denver, CO 80264

> **Re: Sunshine Silver Mining & Refining Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 16, 2020**
> **File No. 333-249224**

Dear Mr. Orr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Financial Data

Balance sheet data, page 28

1. Please explain in further detail the adjustments made to calculate the pro forma balance sheet amounts presented. For example, we understand that you will convert $15 million in convertible notes into an aggregate of 2,373,003 shares of common stock in connection with the offering however it is not clear why the pro forma liability balance is only $2 million less than the historical balance as of June 30, 2020. We also understand that you will be retiring $31 million of the Los Gatos Working Capital Facility, however we do not see how this transaction is impacting your pro forma balances. Please provide to us a schedule that reconciles historical and pro forma amounts and quantifies each of the adjustments you have made.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard D. Truesdell, Jr.